Exhibit 99.1

YM BIOSCIENCES EXPANDS DEVELOPMENT AND COMMERCIALIZATION
PROGRAM FOR EGFR INHIBITOR NIMOTUZUMAB

MISSISSAUGA, Canada - November 17, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer drug development company, today announced that its majority-owned subsidiary, CIMYM Inc., has partnered with Innogene Kalbiotech Ltd (IGK) of Singapore to expand the development program for its humanized, EGF receptor-targeting monoclonal antibody, nimotuzumab. IGK is the biotech subsidiary of P.T Kalbe Farma Tbk (JK.KLBF), a public company based in Jakarta, Indonesia with more than 8,100 employees and revenues exceeding US$300 million.

Terms of the license include an up-front payment of US$1 million, undisclosed milestones and a royalty on sales. The licensed territories include Singapore, Taiwan, Thailand, Indonesia, Malaysia, the Philippines and South Africa in addition to a number of other emerging markets. IGK will be responsible for development costs in its territories and also proposes to undertake the registration in its territories of all other indications developed by CIMYM and its licensees elsewhere as well as those of other licensees of CIMAB SA, YM’s partner in CIMYM Inc.

“This agreement is another milestone in our strategy to expand nimotuzumab's market potential by partnering with a major regional pharmaceutical company. IGK will initially target head & neck cancer for which it proposes to file INDs in its territories for a study combining nimotuzumab and radiation. Subsequently, additional trials in other cancers are anticipated," said David Allan, Chairman and CEO of YM BioSciences.

“We are very pleased to conclude this agreement for CIMYM’s nimotuzumab. We believe that this safe and well tolerated EGFr inhibitor will drive our oncology business going forward and strengthen Kalbe’s position in its overseas market,” added Dr. Rikrik Ilyas, Director of Innogene Kalbiotech.

Nimotuzumab has not only demonstrated efficacy, it also has the unique side-effect profile of an absence of rash, diarrhea or conjunctivitis demonstrated by the other products targeting the EGFR pathway. Nimotuzumab was recently approved in China based on a 75% improvement in the complete response rate in patients diagnosed with squamous cell nasopharyngeal carcinoma (91% in patients treated with nimotuzumab plus radiotherapy versus 52% for those treated with radiotherapy alone).

“P.T. Kalbe Farma is committed to oncology and has an extensive reach in Southeast Asia and Africa that complements YM’s corporate aspirations. CIMYM will be added to a list of strategic alliances formed by Kalbe that has included Baxter, Astellas and Daiichi Pharmaceutical Company,” said Sean Thompson, Director of Corporate Development for YM BioSciences.

Head & neck cancer is a leading cause of cancer-related mortality in both men and women in Southeast Asia. Many other cancers for which nimotuzumab is being developed are serious public heath issues in Southeast Asia and Africa.

About IGK
Kalbe Farma is Indonesia's largest public pharmaceutical company and was founded in 1966 in Jakarta. It has set up a research and development base in Singapore with the establishment of Innogene Kalbiotech Pte Ltd. (IGK). IGK develops new drugs and patents for Kalbe Farma to market globally; one of its leading products is Kalsolac, for the treatment of traumatic brain injury. Singapore was chosen because of the country's strength in biomedical research and available talent pool. The parent company owns several factories that are ISO9001, ISO14001 and OHSAS certified. Its workforce exceeds 8,100 and it has operating subsidiaries in countries throughout Southeast Asia and Africa.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator which has completed enrollment in a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing nimotuzumab in a number of indications. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. DELEX Therapeutics Inc., YM BioSciences’ subsidiary, is developing AeroLEF™, a unique, nebulized, inhalation-delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. A randomized Phase IIb pain trial is expected to enroll first patients in Q4 2005. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com